UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Date: May 22, 2012

Commission File Number: 000-53808

Algonquin Power & Utilities Corp.

(Translation of registrant’s name into English)

2845 Bristol Circle

Oakville, Ontario, L6H 7H7, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Press Release, dated May 10, 2012
99.2	Press Release, dated May 10, 2012
99.3	Interim Management’s Discussion and Analysis, dated May 10, 2012
99.4	Interim Financial Statements, dated May 11, 2012
99.5	Form 52-109F2 – Certification of Interim filings – CEO(E), dated May 11, 2012
99.6	Form 52-109F2 – Certification of Interim filings – CFO(E), dated May 11, 2012
99.7	Press Release, dated May 15, 2012
99.8	Early Warning Report, dated May 16, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.
(registrant)

Date: May 22, 2012	By:	/s/ David Bronicheski
Name: David Bronicheski
Title: Chief Financial Officer